UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002.

Commission File Number: 0-1532

A	Full title of the plan and the address of the plan, if different than that of the issuer named below:

Marsh Supermarkets, Inc. 401(k) Plan

B	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Marsh Supermarkets, Inc. 9800 Crosspoint Boulevard Indianapolis, Indiana 46256

FINANCIAL STATEMENTS AND EXHIBITS

     The following financial statements of Marsh Supermarkets, Inc. 401(k) Plan are included herein:

Report of Independent Auditors

Statement of Net Assets Available for Benefits
as of December 31, 2002 and December 31, 2001

Statement of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2002

Notes to Financial Statements

Schedules

Exhibit 23 Consent of Independent Auditors

Exhibit 99.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARSH SUPERMARKETS, INC. 401(k) PLAN

By:	/s/ P. Lawrence Butt P. Lawrence Butt, Secretary Retirement Committee

June 27, 2003

Report of Independent Auditors

Administrative Committee
Marsh Supermarkets, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Marsh Supermarkets, Inc. 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement and Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 7, 2003

Marsh Supermarkets, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31

	2002	2001

Assets
Investments, at fair value:
Money market funds	$2,205,475	$363,041
Marsh common stock	19,833,719	22,083,737
Mutual funds	36,848,398	29,909,276
Common/collective trust funds	—	5,491,232
Loans to participants	3,618,737	3,264,843

Total investments	62,506,329	61,112,129

Accrued income	20,866	14,792
Cash	327,911	—
Due from broker	38,787	—

	62,893,893	61,126,921
Liabilities
Due to broker	343,750	—
Administrative expenses	—	6,915

Net assets available for benefits	$62,550,143	$61,120,006

See accompanying notes.

Marsh Supermarkets, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits,

Year ended December 31, 2002

Additions to net assets attributed to:
Investment income	$1,489,748
Contributions:
Employee	6,795,261
Employer	3,327,741
Rollovers	1,584,888

11,707,890

Total additions	13,197,638
Deductions from net assets attributed to:
Net realized and unrealized depreciation in fair value of investments	7,639,346
Benefits paid to participants or their beneficiaries	4,051,420
Administrative expenses	76,735

Total deductions	11,767,501
Net increase	1,430,137
Net assets available for benefits:
Beginning of year	61,120,006

End of year	$62,550,143

See accompanying notes.

Marsh Supermarkets, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of the Marsh Supermarkets, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for the Plan for a more complete description of the Plan’s provisions.

General

The Plan was established by Marsh Supermarkets, Inc. (the “Company”) to provide retirement benefits for participating eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Retirement Committee of the Employees’ Pension Plan of Marsh Supermarkets, Inc. and Subsidiaries, appointed by the Board of Directors of the Company, serves as the Plan Administrative Committee. The trustee of the Plan is The Provident Bank, effective October 1, 2002. Key Trust Company of Ohio, N.A. (“Key Trust”) was the Plan trustee during 2001 and from January 1, 2002 through September 30, 2002.

The Plan is a defined contribution retirement plan covering employees of the Company and its subsidiaries who have met certain requirements for participation. The Plan provides for normal retirement at age 65, but includes a provision that allows participants to elect to receive benefits prior to their normal retirement age. The Plan also has provisions allowing for hardship withdrawals and loans.

Contributions

The Plan provides for employees to contribute from 1% to 50% (15% in 2001) (up to the IRS maximum) of their compensation on a pre-tax basis. The Company has contributed amounts equal to 25% of employee before tax contributions (excluding contributions in excess of six percent of compensation) (the “Employer Matching Contributions”) in cash to the Plan’s Marsh Stock Fund. The Plan also provides for Grandfathered Contributions and discretionary profit sharing contributions, as determined by the Board of Directors of the Company. The Grandfathered Contributions are non-discretionary and are allocated to certain longer service employees who participated in the Employees’ Pension Plan of Marsh Supermarkets, Inc. and Subsidiaries (the “Pension Plan”) to offset benefits that would have accrued under the Pension Plan had it not been frozen as of December 31, 1996. Grandfathered Contributions of $881,666 were made in 2002. The Company also made discretionary Profit Sharing Contributions of $1,169,352 in 2002.

Marsh Supermarkets, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan (continued)

Allocations to Participants

Income on the investments of the funds is allocated daily to participants’ accounts based on their account balance. Forfeited balances of terminated participants’ nonvested accounts are used to pay administrative expenses of the Plan or reduce future Company contributions.

Investment Options

Upon enrollment in the Plan, participants may direct their contributions to any of the investment options offered by the Plan. Company contributions are made in cash to the Marsh Stock Fund.

Payment of Benefits

Upon retirement or termination, a participant may receive his or her contributions to the Plan, the vested portion of the employer contributions and an allocable share of the Plan’s earnings or losses. If requested, benefits are payable in a lump sum no later than 60 days after the end of the Plan year in which a participant reaches normal retirement age or terminates employment.

Expenses of the Plan

Investment management fees reduce Plan earnings. All other Plan expenses are paid by the Company.

Vesting Policy

The Employer Matching Contributions and Profit Sharing Contributions are subject to vesting and forfeitures. 401(k) deferrals, rollovers and Grandfathered Contributions are 100% vested and nonforfeitable. The matching and profit sharing contributions are fully vested after 3 years (5 years during 2001).

Marsh Supermarkets, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2002

2. Summary of Accounting Policies

Investments

Investments are carried at fair value. The fair value of investments in securities traded on a national securities exchange is determined based on the last reported sale on the last business day of the Plan year as quoted in business publications and by security brokers. Dividends are recorded as income on the dividend record date.

Use of Estimates

Preparation of the financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Investments that represent five percent or more of the Plan’s net assets are presented in the following table:

	2002	2001

Investments at fair value as determined by quoted market price:
Mutual funds:
Prism Fidelity Contrafund	$17,197,496	$18,139,127
PIMCO Total Ret Bond Fund	7,894,867
Federal Capital Presevation	4,321,095
Bond Fund of America		6,461,683
Common/collective trust fund
Prism Magic Fund		3,540,470
Common stock:
* Marsh Class A Common Stock:
682,614 and 667,830 shares	8,137,414	10,102,687
* Marsh Class B Common Stock:
868,192 and 637,979 shares	11,696,305	11,981,050

     *     Includes both participant directed and nonparticipant directed investments.

Marsh Supermarkets, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2002

3. Investments (continued)

During 2002 the Plan’s investments (including investments bought, sold, and held during the year) depreciated as presented in the following table:

Net Realized and
Unrealized
Depreciation
in Fair Value

Investments at fair value as determined by quoted market price:
Mutual funds	$5,117,311
Common stock	2,522,035

$7,639,346

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets related to the nonparticipant-directed investments is as follows:

	December 31

	2002	2001

Net assets:
Marsh common stock*:
Class A	$8,137,414	$10,102,687
Class B	11,696,305	11,981,050
Money Market	2,205,475	363,041

	$22,039,194	$22,446,778

*     The investment in common stock represents both participant directed and nonparticipant directed funds as transactions within the fund could not be reasonably segregated.

Marsh Supermarkets, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2002

4. Nonparticipant-Directed Investments (continued)

Year ended
December 31, 2002

Changes in net assets:
Contributions	$4,741,197
Investment income	608,808
Net realized and unrealized depreciation in fair value of investment	(3,576,999)
Transfers to participant-directed funds	(293,815)
Benefits paid to participants	(1,830,883)
Administrative expenses	(55,892)

$(407,584)

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated June 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, as amended, is operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its Plan contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Marsh Supermarkets, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2002

7. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2002	2001

Net assets available for benefits per the financial statements	$62,550,143	$61,120,006
Less: Benefits payable	(301,327)	(17,454)

Net assets available for benefits per the Form 5500	$62,248,816	$61,102,552

The following is a reconciliation of benefit payments per the financial statements to the Form 5500 for the year ended December 31, 2002:

Benefit payments per the financial statements	$4,051,420
Add: Benefits payable at December 31, 2002	301,327
Less: Benefits payable at December 31, 2001	17,454

Benefit payments to participants per Form 5500	$4,335,293

SCHEDULES

Marsh Supermarkets, Inc. 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

December 31, 2002

EIN Number: 35-0918179
Plan Number: 004

(b)		(d)	(e)

	Description of Investment, Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
Lessor, or Similar Party	Par or Maturity Value	Cost	Current Value

Mutual funds:
Turner Small Cap Value Tip Fund	1,339 shares	**	$20,692
Amer Century Equity Income	2,584 shares	**	16,873
Amer Cent Strategic Asset Conservative	21,291 shares	**	103,263
Amer Cent Strategic Asset Mod	236,924 shares	**	1,241,484
Amer Cent Strategic Asset Aggressive	8,866 shares	**	48,762
Fidelity Contrafund	445,531 shares	**	17,197,496
PIMCO Total Return Bond fund	739,913 shares	**	7,894,867
Federated Max-Cap Fund Instal	102,236 shares	**	1,822,867
Amer Cent World MT FDS Intl grw	649 shares	**	4,133
Barn Growth Fund	61,131 shares	**	1,644,411
ABN Amro Montag & Caldwell group	3,420 shares	**	63,610
Federated Capital Preservation	432,110 shares	**	4,321,095
Federated Equity FDS Kaufman	8,031 shares	**	27,706
PIMCO Total Return Bond Fund	1,881 shares	**	20,065
Templeton Foreign Fund	288,152 shares	**	2,394,546
Davis NY Venture FD Inc	1,267 shares	**	26,528

			36,848,398
Money market fund:
* Federated Money Market Obligation Trust	2,593,040 shares	2,205,475	2,205,475
Common stock:
* Marsh Supermarkets, Inc. Class A	706,925 shares	10,079,110	8,137,414
* Marsh Supermarkets, Inc. Class B	911,292 shares	11,813,873	11,696,305

		21,892,983	19,833,719
Participant loans	Interest rates ranging from 5.25% to 10.0%	—	3,618,737

		$24,098,458	$62,506,329

*	Indicates party-in-interest to the Plan.

**	Cost is not required for participant-directed investments

Marsh Supermarkets, Inc.

Schedule H, Line 4j — Schedule of Reportable Transactions

Year Ended December 31, 2002

EIN Number: 35-0918179
Plan Number: 004

(a)	(b)	(c)	(d)	(g)	(h)	(i)
					Current Value
		Purchase	Selling	Cost of	of Asset on	Net Gain
Identity of Party Involved	Description of Asset	Price	Price	Assets	Transaction Date	or (Loss)

Category (iii) — Series of transactions in excess of 5% of plan assets:
Key Trust Company of Ohio, N.A	Employee Benefits
	Money Market Fund
	Purchases	$4,606,098	$—	$4,606,098	$4,606,098	$—
	Sales	—	2,748,001	2,748,001	2,748,001	—

Information concerning (e) “Lease Rental” and (f) “Expense Incurred with Transaction” has not been presented as it is not applicable. There were no category (i), (ii) or (iv) reportable transactions during 2002.